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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13G/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*




                                 RxBazaar, Inc.
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                                (Name of Issuer)


                     Common Stock, $.001 par value per share
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                         (Title of Class of Securities)


                                   78347T 10 4
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                                 (CUSIP Number)


                                December 31, 2002
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             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[_]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  78347T 10 4               13G/A                     Page 2 of 5 Pages
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   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Able Laboratories, Inc.
         04-3029787
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [_]
                                                                      (b) [_]
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   3     SEC USE ONLY


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   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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                           5    SOLE VOTING POWER

                                477,841
NUMBER OF                  -----------------------------------------------------
SHARES                     6    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        0
EACH                       -----------------------------------------------------
REPORTING                  7    SOLE DISPOSITIVE POWER
PERSON
WITH                            477,841
                           -----------------------------------------------------
                           8    SHARED DISPOSITIVE POWER

                                0
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  9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         477,841
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  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         [_]

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  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         7.8%
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  12     TYPE OF REPORTING PERSON*

         CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP No.  78347T 10 4               13G/A                     Page 3 of 5 Pages
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ITEM 1.(A)    NAME OF ISSUER
              RxBazaar, Inc.


ITEM 1.(B)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
              1385 Kemper Meadow Drive
              Cincinnati, OH 45240


ITEM 2.(A)    NAME OF PERSONS FILING
              Able Laboratories, Inc.


ITEM 2.(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE 6 Hollywood Court
              South Plainfield, NJ 07080.


ITEM 2.(C)    CITIZENSHIP
              Delaware


ITEM 2.(D)    TITLE OF CLASS OF SECURITIES
              Common Stock, $.001 par value per share


ITEM 2.(E)    CUSIP NUMBER
              78347T 10 4


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TOSS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:
              N/A


ITEM 4.       OWNERSHIP.
                   The information contained in Items 5-11 of the cover page is incorporated herein by reference.

                   In addition to the 477,841 shares of common stock of
              RxBazaar, Able owns the following securities of RxBazaar convertible into shares of RxBazaar common stock:

                   - 345,333 Series A Preferred Stock that are convertible into
              345,333 shares of common stock;

                   - warrants to purchase 168,000 shares of common stock; and

                   - a promissory note in the principal amount of $2,250,000
              that is convertible into shares of common stock at the
              then-current market price.
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CUSIP No.  78347T 10 4               13G/A                     Page 4 of 5 Pages
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                   In addition, RxBazaar may be required to issue additional
              shares of common stock to Able if Able does not receive gross proceeds equal to $479,862 upon the sale of 239,841 shares of the common stock of RxBazaar.

                   Able has entered into an agreement with RxBazaar under which it may not convert or exercise any security of RxBazaar convertible or exercisable for shares of RxBazaar common stock if immediately after such conversion or exercise Able would beneficially own greater than 4.9% of the issued and outstanding shares of common stock of RxBazaar.


ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
              N/A


ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
              N/A


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
              N/A


ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
              N/A


ITEM 9.       NOTICE OF DISSOLUTION OF GROUP
              N/A


ITEM 10.      CERTIFICATION
                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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CUSIP No.  78347T 10 4               13G/A                     Page 5 of 5 Pages
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 14, 2003

                           ABLE LABORATORIES, INC.

                           By: /s/ Dhananjay G. Wadekar
                               ------------------------
                               Dhananjay G. Wadekar
                               President and CEO